Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

To the Editor, The Wall Street Journal

Qwest Chairman Notebaert (Feb. 28) argues that concerns about “concentration” in the large business market suggest that Qwest, not Verizon, should team up with MCI. He conveniently ignores the fact that the Qwest-MCI combination would eliminate a critical network for large business and government customers, thereby eliminating a competitive facility and reducing choice. Instead of eliminating a network, Verizon has committed to major investment to improve that network.

In talking to Wall Street, Mr. Notebaert candidly admits he plans to reduce choices by not only “consolidating traffic on one network” but also by “eliminating” duplicative “POPs” or access points where customers can connect to nationwide networks. This is how Qwest hopes to achieve huge synergies and cut 15,000 jobs.

In short, a Verizon-MCI transaction brings together complementary assets. A Qwest-MCI transaction is designed to eliminate duplicative assets.

Today AT&T dominates the business market place. Either alone or with SBC, it will continue as the dominant player. If partnered with a financially strong company like Verizon, MCI will be an attractive alternative for customers.

Verizon-MCI offers the best alternative for customers because no competitive facilities are eliminated, and the financial health of the new company would assure a strong competitor would remain to the dominant player in the business market place.

Tom Tauke
Executive Vice President
Verizon Communications

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.